SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 --------------

                                 SCHEDULE 14D-1
                   Tender Offer Statement Pursuant to Section
                 14(d)(1) of the Securities Exchange Act of 1934
                                (Amendment No. 2)
                                 --------------

                             SEER TECHNOLOGIES, INC.
                            (Name of Subject Company)

                              LEVEL 8 SYSTEMS, INC.
                               LIRAZ SYSTEMS LTD.
                                    (Bidders)
                                 --------------

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)
                                 --------------

                                   815780 10 1
                      (CUSIP Number of Class of Securities)
                                 --------------

                                   Arie Kilman
                              Level 8 Systems, Inc.
                            1250 Broadway, 35th Floor
                            New York, New York 10001
                                 (212) 244-1234
       (Name, Address and Telephone Number of Person Authorized to Receive
               Notices and Communications on Behalf of the Bidder)
                                 --------------

                                     Copy to

                             Edward W. Kerson, Esq.
                               Proskauer Rose LLP
                                  1585 Broadway
                            New York, New York 10036
                                 (212) 969-3000

                            CALCULATION OF FILING FEE
 Transaction Valuation                     Amount of Filing Fee
-----------------------------  --------------------------------------------
     $1,697,409 (1)                             $339.48 (2)
------------------------------ --------------------------------------------
(1) Calculated by multiplying $0.35, the per share cash tender offer price, by 4,849,739, the number of shares of Common Stock being sought in the tender offer.
(2) Calculated as 1/50 of 1% of the transaction value.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously Paid:----------------       Filing Party:---------------
     Form or Registration No.:--------------       Date Filed:-----------------

                                 Amendment No. 2


     The undersigned hereby amend Items 10 and 11 of their Schedule 14D-1 as hereinafter set forth.

Item 10.  Additional Information.

         Item 10 is hereby amended to add the following:

         (f) The terms of the Press Release of Level 8 Systems, Inc. dated March 2, 1999 and attached to this amendment as Exhibit (a)(9) are incorporated herein by reference.


Item 11.  Material to Be Filed as Exhibits.

         Item 11 is hereby amended to add the following exhibit:

         (a)(9)   Press release issued on March 2, 1999

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 2, 1999


                              LEVEL 8 SYSTEMS, INC.



                              By:  /s/ Arie Kilman
                                 ---------------------------
                                 Name:    Arie Kilman
                                 Title:   Chairman of the Board
                                          and Chief Executive Officer



                               LIRAZ SYSTEMS LTD.



                               By: /s/  Arie Kilman
                                  ------------------------------
                                  Name:  Arie Kilman
                                  Title:  Chairman of the Board and President

                                  EXHIBIT INDEX

Exhibit No.

(a)(1)   Form of Offer to Purchase dated February 1, 1999*

(a)(2)   Form of Letter of Transmittal*

(a)(3) Form of Letter to brokers, dealers, commercial banks, trust companies and nominees*

(a)(4) Form of Letter to clients for use by brokers, dealers, commercial banks, trust companies and nominees*

(a)(5)   Form of Notice of Guaranteed Delivery*

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(7)   Press release issued on February 1, 1999*

(a)(8)   Supplement to the Offer to Purchase dated February 24, 1999*

(a)(9)   Press release issued on March 2, 1999

(b)      Not applicable.

(c)(1) Agreement, dated as of November 23, 1998, among Level 8 Systems, Inc., Welsh Carson Anderson & Stowe VI, L.P. ("WCAS") and certain parties affiliated or associated with WCAS is incorporated by reference to
         Exhibit 2.1 of Level 8 Systems, Inc.'s Report on Form 8-K filed with the Securities and Exchange Commission on January 15, 1999.

(d)      Not applicable.

(e)      Not applicable.

(f)      Not applicable.

-----------------------------
* Previously filed.